Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Exchange Act File No. 001-13647

Hertz Equipment Rental

Hertz #1 Club Gold

Hertz 赫兹租车

Investor Presentation
May 2011
Hertz Global Holdings, Inc. (NYSE: HTZ) and the Hertz Corporation

Additional Information

Hertz Global Holdings, Inc. (“Hertz”) has filed a Registration Statement on Form S-4 and will file a Tender
Offer Statement on Schedule TO (collectively, with the accompanying Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”)
in connection with the proposed offer (the “Exchange Offer”) by HDTMS, Inc., a wholly owned subsidiary of
Hertz, to exchange each issued and outstanding share of common stock of Dollar Thrifty Automotive
Group, Inc. (“Dollar Thrifty”) for $57.60 in cash and 0.8546 shares of Hertz common stock. The Exchange
Offer has not yet formally commenced. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Dollar Thrifty common stock, nor is it a substitute for the Exchange Offer Documents. The Exchange Offer will be made only through the Exchange Offer Documents.
Security holders and investors may obtain, when available, any of the foregoing documents, including the
Exchange Offer Documents, for free by visiting EDGAR on the SEC website at www.sec.gov. The
Exchange Offer Documents will also be available free of charge from Hertz following commencement of the Exchange Offer. SECURITY HOLDERS AND INVESTORS OF HERTZ AND DOLLAR THRIFTY ARE
URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING
ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION.
All information in this presentation concerning Dollar Thrifty, including its business, operations and historical and projected financial results, was obtained from public sources. While Hertz has no knowledge that any such information is inaccurate or incomplete, Hertz has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz may be unable to obtain regulatory approvals required for the exchange offer or may be required to accept conditions that could reduce the anticipated benefits of the exchange offer as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the exchange offer or Hertz may otherwise be unable to consummate the exchange offer; (3) the length of time necessary to consummate the exchange offer may be longer than anticipated; (4) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty and Hertz may not realize the anticipated synergies and other benefits following the exchange offer; (5) the exchange offer may involve unexpected costs; (6) the Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the exchange offer; and (7) Hertz and/or Dollar Thrifty may be adversely affected by the other risks described in the SEC reports of Hertz and Dollar Thrifty. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

Summary Deal Terms & Structure

PURCHASE
PRICE
KEY
CONDITIONS
  $72.00 per share purchase price (based on 5/6 Hertz stock price)
  Equity Value of $2.2 billion
  Corporate Enterprise Value of $1.9 billion
  26% Premium to 90-Day Avg. Price
  18% Premium to 60-Day Avg. Price
  LTM EBITDA multiple of 7.6x
  Exchange Offer
  Consideration of 80% cash / 20% stock
  No financing contingency
  Antitrust clearance
  Majority minimum tender
  Approval under Delaware 203
DEAL
STRUCTURE

A Superior Proposal for DTG Shareholders
  Attractive offer to DTG shareholders
  Hertz is likely to obtain FTC clearance
  Hertz is offering certain value on an accelerated timetable
  Exchange offer ensures fastest path to closing
  Hertz offer is not subject to any financing condition
  Avis has been working to obtain FTC clearance for a year and still has no visible path to FTC clearance

Strategic Benefits and Synergies
  Provides Hertz with multiple strategic options to
 address corporate and leisure business and compete
 with multi-brand peers in all three tiers of the market
  Provides instant scale in mid-tier value segment with
 established brand and airport infrastructure
  Allows Hertz to aggressively pursue mid-tier value
 and premium segments with dedicated brands

STRATEGIC
BENEFITS
SIGNIFICANT
SYNERGY
POTENTIAL
  Identified meaningful cost synergies related to:
  Fleet
  IT systems
  Procurement

Hertz

Hertz

Dollar Thrifty Automotive Group, Inc.

Highly Complementary Brands

  Premier global brand
  A leading car rental provider in U.S. and
 Europe
  #1 worldwide general used car rental
 brand
  Strong premium brand in business and
 leisure sectors of the U.S. market
  Best-in-class service reputation
  Approximately 8,500 locations
  One of the largest equipment rental
 operators in U.S. and Canada combined
 based on 2010 revenues
  Diversified revenue mix
  Approximately 320 locations
  Well positioned “value” player in the U.S.
 market
  Significant footprint and infrastructure
  12% - 13% of all airport revenues
  Strong share of value rentals at certain
 key leisure airports
  Strong partnerships with tour operators
 and travel agencies
  Approximately 1,575 locations
  300 corporate-owned locations
  1,275 franchisee locations (in 82
 countries)

Overview of Combined Company

2010
HERTZ
DOLLAR THRIFTY
PRO FORMA
COMBINED COMPANY
REVENUE
$7.6bn
$1.5bn
$9.1bn
GROSS
EBITDA
(% MARGIN)
$2.8bn
(37%)
$0.6bn
(41%)
$3.4bn
(38%)
CORPORATE
EBITDA
(% MARGIN)
$1.1bn
(15%)
$0.3bn
(17%)
$1.4bn
(15%)

Hertz

Hertz

Dollar Thrifty Automotive Group, Inc.

connect by Hertz

A Multi-Brand Rental Car Leader

  Premium global brand
 competing with Avis, National
  Corporate, higher-end leisure,
 special occasions
  High service, higher-end fleet
 mix
  Making inroads in Off-Airport
 segment historically
 dominated by Enterprise
  Middle market airport brands
 competing with Budget,
 Enterprise, Alamo
  Value proposition
 emphasizing lower price but
 consistently delivering
 essential services (speed,
 reliability)
  Consider dual brand
 operationally, but keep
 separate for marketing,
 positioning, e.g., separate
 websites
  Next generation car rental in
 urban, university and
 corporate markets; significant
 scalability
  Competes against Zipcar,
 Enterprise, and international
 companies
  Platform for future, green
 rental concepts (e.g. electric
 cars)
  High-tech, high-touch
 customer service model
  Hertz will be able to enhance its portfolio with a “mid-tier value” brand

Financial Benefits
  EPS accretive to Hertz shareholders in first full year following transaction close
  Significant potential cost synergies identified
  Committed to maintaining a strong, flexible balance sheet
  Anticipated financing to come from cash on hand and new borrowings

Factors Driving Higher Offer Price
  Overall industry outlook has improved
  Valuation multiples (2011 EBITDA) for Hertz and Avis on average have increased approximately 20% since September 30, 2010
  Residual values have also improved and appear to be sustainable in the near-term
  As a result, Dollar Thrifty’s expected 2011 corporate EBITDA has increased meaningfully since last fall

August 2010 GUPPI Analysis
  Last August, Hertz provided an antitrust analysis comparing potential Hertz and
 Avis acquisitions of DTG using, among other things, the Gross Upward Price
 Pressure Index (“GUPPI”) economic test.
  GUPPI:
  Economic formula used to evaluate the “upward pricing pressure” from a proposed merger on each of the merging brands (before netting out cost savings)
  GUPPI addresses anticompetitive pricing power of combined companies post merger
  Concept endorsed by new FTC/DOJ Merger Guidelines - August 2010
  GUPPI score under 5% indicates low risk of unilateral price increase;
 GUPPI score over 10% suggests more significant concern for unilateral price increase

August 2010 GUPPI Analysis
  For Hertz - Dollar Thrifty:
  The combined entity generated GUPPI scores of under 5.0% except at Las
 Vegas (5.01%)
  Indicates low risk of unilateral price increases from Hertz-Dollar Thrifty transaction
  For Avis Budget - Dollar Thrifty:
  For 99% of Dollar Thrifty revenue earned at U.S. airports, the combined entity generated a GUPPI score exceeding 5%

No surprise that Avis hasn't received FTC clearance after a year of trying

Key Next Steps
  Complete Advantage divestiture process
  Finalize consent decree with FTC
  Commence discussions with Dollar Thrifty to reach a consensual deal
  Secure support of Dollar Thrifty shareholders in favor of a transaction with Hertz